

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2020

William Dockman
Chief Financial Officer
W R GRACE & CO
7500 Grace Drive
Columbia, ND 21044-4098

> **Re: W R GRACE & CO**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 27, 2020**
> **File No: 1-13953**

Dear Mr. Dockman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 8. Financial Statements and Supplementary Data
Note 10. Commitments and Contingent Liabilities
Other Legacy Matters, page 95

1. We note that you recorded pre-tax charges of $68.0 million in 2019 for the estimated costs of the new spillway for the Libby Dam. In light of the fact that these costs relate to the future permit renewal, please address the timing of your expense recognition. In addition, please tell us what consideration was given to ASC 410-30-25-17 and 25-18 in determining that such costs should not be capitalized. Refer to Example 5 in ASC 410-30-55-18 through 55-26.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, Jeanne Baker, Staff Accountant, at (202)551-3691 or, Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences